December 23, 2020

VIA E-mail

Peter J. Shea, Esq.
K&L Gates LLP
599 Lexington Avenue
New York, New York 10022

         Re: ASYMmetric ETFs Trust
             File Nos. 333-250955 and 811-23622

Dear Mr. Shea:

       On November 25, 2020, ASYMmetric ETFs Trust (the    Trust   ), filed a
registration
statement on Form N-1A under the Securities Act of 1933 (   Securities Act   )
and the Investment
Company Act of 1940 (   1940 Act   ) in connection with the ASYMshares
ASYMmetric 500
ETF (the    Fund   ).

        We have reviewed the registration statement and have provided our comments below.
Unless indicated otherwise, where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                         PROSPECTUS

Fees and Expenses (page 1)

    1. The second sentence in this section states that    [i]nvestors
purchasing Shares in the
       secondary market may pay costs (including customary brokerage commissions) charged
       by their broker.    Please add disclosure indicating that these costs
are not reflected in the
       fee table or example below. See Instr. 1(e)(i) to Item 3 of Form N-1A.

    2. The staff notes that the Fund may invest in other investment companies as a non-principal
       investment strategy. If the acquired fund fees and expenses (   AFFE   )
from such
       investments exceed 0.01% of the average net assets of the Fund, please include AFFE as a separate line item in the fee table. See Instr. 3(f)(i) to Item 3 of Form N-1A.

    3. It appears that the Fund may engage in short selling as part of its principal investment strategy. Please confirm that expenses such as dividends paid on stocks sold short are
 Peter J. Shea, Esq.
December 23, 2020
Page 2

       included in the    Other Expenses    line item of the fee table or
include such expenses as a
       separate line item in the fee table.

Principal Investment Strategies (pages 4-6)

   4. Please provide the staff with the index methodology for the ASYMmetric 500 Index.
      Note that the staff may have additional comments upon reviewing the methodology.

   5. The first three bullet points on page four refer to    realized
volatility.    Please disclose in
      plain English what is meant by    realized    volatility and how this
differs from volatility.

   6. The second sentence of the fourth paragraph on page four states that [t]he lowest volatility securities from each sector are selected and then equal weighted within each
      sector.    Please clarify how the lowest volatility securities are
selected. For example, is
      there is specific volatility limit the Fund considers or a set number of securities the Fund will select from each sector?

   7. The third paragraph on page five states that    [t]he market is in a
Risk-On environment
      when the market is technically trending up, above its 200-business day moving average,
      and volatility is low.    Please disclose what is meant by    technically
   trending up.

   8. The staff finds the first table on page five confusing. Why are the terms
   Risk-On    and
         Risk-Off    used for the Inertia and Panic Indicators? Should the rows in the Inertia
      Indicator column instead indicate    trending up    or    trending down?
  Similarly, should
      the rows in the Panic Indicator column instead indicate    low realized
volatility    or    high
      realized volatility?

   9. The second table on page five indicates that in a Risk-Off environment, the Fund will have a net exposure of -25%. Please explain why having a negative net exposure does not raise concerns similar to those in the context of inverse ETFs.

Principal Investment Risks (pages 6-9)

   10. Shorting Risks (page 7). Please disclose that, unlike with long positions, losses on short positions could be much greater if the value of the security that the Fund is shorting increases.

   11. Index Calculation Methodology Risk (page 7). Consider adding disclosure discussing the
       Index Provider   s lack of experience.

   12. Interest Rate Risk (page 7). Consider referencing the current low interest rate environment and what impact this may have on the Fund.
 Peter J. Shea, Esq.
December 23, 2020
Page 3

   13. New Fund Risk (page 9). The disclosure in this risk states that the Fund is non-
       diversified. However, the disclosure on page 18 of the prospectus and page four of the
       Statement of Additional Information indicates that the Fund is diversified. Please reconcile this discrepancy.

Purchase and Sale of Fund Shares (page 10)

   14. The disclosure in this section states that    [t]he Fund generally will
issue or redeem
       Creation Units in return for a designated portfolio of securities (and an amount of cash)
       that the Fund specifies each day.
           a. Please explain what this    designated portfolio of securities
will look like when
               the Fund is actively using short positions. For example, will the portfolio consist mostly of cash in this situation?
           b. Consider adding disclosure that tax and trading efficiencies may be less than expected when the Fund is in this short position posture.

Description of the Principal Strategies of the Fund (pages 11-14)

   15. The strategy disclosed here in response to Item 9 of Form N-1A is identical to the strategy provided earlier in the prospectus in response to Item 4. Please note that the principal investment strategy disclosure required by Item 9 should expand upon the summary. Consider whether the Item 9 strategy disclosure provided is comprehensive or whether additional disclosure may be appropriate.

   16. Given the complexity of the principal investment strategy, please add an additional
       example to the    Risk Adjusted Exposure    table at the bottom of page
13. Note that this
       comment applies only to the Item 9 disclosure.

Additional Investment Strategies (page 14)

   17. The second paragraph in this section states that    [t]he Fund may
invest up to 20% of its
       assets in swaps, futures contracts or options contracts as well as cash and cash equivalents, and securities, including securities of other ETFs and investment companies not included in the Index, but which the Adviser believes will help the Fund track the
       Index.    Please note that, depending upon the level of investment in these types of
       securities, it may be appropriate to include them as part of the Fund s principal investment strategy.


                      STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Limitations (pages 14-15)

   18. The staff notes that the Fund appears to reserve freedom to concentrate to approximately
       the same extent that the Index concentrates. The staff   s position is
that funds generally
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December 23, 2020
Page 4

         may not reserve freedom to concentrate. Please explain why the Fund should be permitted to do so here.

                                                 PART C

      19. Please include the Index license or sublicense agreement to which the Fund is a party as an exhibit to the registration statement, if applicable, as it is
considered an    other material
          contract    pursuant to Item 28(h) of Form N-1A.


                                             *      *       *

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

          Should you have any questions regarding this letter prior to filing an amended registration statement, please contact me at (202) 551-4716.

                                                         Sincerely,

                                                         /s/ Christopher R.
Bellacicco

                                                         Christopher R.
Bellacicco
                                                         Attorney-Adviser

cc:      Vincent J. DiStefano, Branch Chief
         Christian T. Sandoe, Assistant Director